SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No. 2)*

                          Riviera Holdings Corporation
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                                (Name of Issuer)

                         Common Stock, $.001 par value
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                         (Title of Class of Securities)

                                   769627100
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                                 (CUSIP Number)
                            Tullio J. Marchionne
                         2901 Las Vegas Blvd South
                            Las Vegas, Nv. 89109
                                (702) 794-9504
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               October 28, 2004
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            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                     1 of 5
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CUSIP NO. 769627100               13D                        PAGE 2  OF 5  PAGES
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)
    William L. Westerman
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
     Not Applicable                                                      (b) [ ]
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3   SEC USE ONLY

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4   SOURCE OF FUNDS (See Instructions)
    P.F.
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)
    Not Applicable.                                                          [ ]
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6   CITIZENSHIP OR PLACE OF ORGANIZATION
    United States of America
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                7   SOLE VOTING POWER
  NUMBER OF
                    697,030
   SHARES      ----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    1,532
OWNED BY EACH  ----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    697,030
   PERSON      ----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,532
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     698,562 shares.
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]
     Not Applicable.
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     17.6%
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14   TYPE OF REPORTING PERSON (See Instructions)

     IN
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ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On October 28, 2004, Mr. Westerman acquired 50,000 shares of Common Stock through the exercise of stock options previously granted under the Issuer's stock option plan (the "Option Shares"). The aggregate exercise price of the Option Shares was $300,000.00, which Mr. Westerman paid to the Issuer from his personal funds.

ITEM 4.  PURPOSE OF TRANSACTION

         Mr. Westerman acquired the Option Shares primarily in order to commence the holding period that would need to be satisfied in order for any future sale of those shares to qualify for long-term capital gains tax treatment. Additionally, Mr. Westerman considered the acquisition of the Option Shares to be a suitable investment, taking into account, among other things, the spread between the exercise price of the options and the market price of the Common Stock and the limited life of the options. Mr. Westerman's prior acquisitions of Common Stock were for investment purposes.

         Mr. Westerman will continually review his investment in Common
Stock. Depending on market conditions affecting the Common Stock or securities investments generally, the Issuer's financial performance and future prospects, applicable laws and regulations, provisions of the Issuer's organizational documents and other factors that he may deem pertinent, Mr. Westerman might acquire additional shares of Common Stock or dispose of some or all of his Common Stock in open market transactions or through other means.

         By virtue of Mr. Westerman's position as Chairman of the Board and Chief Executive Officer of the Issuer and his status as a principal shareholder of the Issuer, Mr. Westerman has discussions from time to time with third parties concerning transactions that relate to, or could result in, among other things, (i) a sale of a significant or controlling interest in the Issuer's outstanding stock; (ii) an extraordinary corporate transaction such as a merger of the Issuer or its subsidiaries; (ii) a sale or other transfer of all or substantially all of the Issuer's assets; (iv) a change in the board of directors or management of the Issuer; (v) a change in the Issuer's capitalization; or (vi) other material changes in the Issuer's business or corporate structure (any of the foregoing items (i) through (vi), a "Material Transaction"). The Issuer and Mr. Westerman have been contacted on several occasions in the recent past by third parties who proposed or expressed an interest in a Material Transaction. In view of Mr. Westerman's status with the Issuer and the frequency and nature of those contacts, Mr. Westerman expects to be involved on an ongoing basis in negotiations or discussions pertaining to a Material Transaction, either with parties who previously made such contacts or with new parties. Furthermore, a Material Transaction could occur at any time without prior public notice by Mr. Westerman. However, it is also possible that no Material Transaction will occur.
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         Mr. Westerman intends to review continually his investment in the
Issuer's securities and, based on his review and the circumstances discussed above, may form a plan or proposal which relates to, or would result in, any of the following:

                       1. The acquisition by any person of additional securities
                          of the Issuer, or the disposition of securities of the Issuer;

                       2. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                       3. A sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

                       4. Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors;

                       5. Any material change in the present capitalization or dividend policy of the Issuer;

                       6. Any other material change in the Issuer's business or corporate structure;

                       7. Changes in the Issuer's charter, bylaws or instruments corresponding thereto or any actions which may impede the acquisition of control of the Issuer by any person;

                       8. Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                       9. A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
                           Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

                      10.  Any action similar to any of those enumerated above.
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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of November 5, 2004, Mr. Westerman beneficially owned 698,562 shares of Common Stock, constituting 17.6% of the Common Stock outstanding on that date.

         (b) Mr. Westerman has sole voting power and sole dispositive power as to all of his shares of Common Stock reported in Item 5(a) above, except for 1,532 shares that he holds through the Issuer's Employee Stock Ownership Plan (the "ESOP").

         All of the shares of Common Stock held by the ESOP are voted on each proposal in proportion to the voting instructions received by the Trustee of the ESOP (the "Trustee") from all ESOP participants who submit voting instructions. For example, if (i) the ESOP holds 1,000 shares of Common Stock, (ii) the Trustee receives voting instructions from participants on whose behalf the ESOP holds only 500 shares, and (iii) those participants, in the aggregate, instruct the trustee to vote 300 shares in favor of a proposal and 200 shares against it, then 600 shares held by the ESOP will be voted for the proposal and 400 shares will be voted against it. The Trustee has the power to sell or otherwise dispose of Common Stock that the ESOP holds. In exercising this power, the Trustee normally considers the views of the ESOP's Administrative Committee, which consists of officers (including Mr. Westerman) of RHC or its subsidiaries.

         (c) Except for Mr. Westerman's acquisition of the Option Shares on October 28, 2004, as reported in Item 3 above, Mr. Westerman effected no Common Stock transactions during the past 60 days.

         (d) No person other than Mr. Westerman has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock that he beneficially owns.

         (e) Not applicable.





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